Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of January 13, 2004, is made by and among SPARHAWK LABORATORIES, INC., a Missouri corporation (“Sparhawk” or “Buyer”), POLYDEX PHARMACEUTICALS LIMITED, a Bahamian corporation (“Polydex”), CHEMDEX, INC., a Kansas corporation (“Chemdex”), and VETERINARY LABORATORIES, INC., a Kansas corporation (“Vet Labs”).  Polydex, Chemdex and Vet Labs are collectively referred to herein as “Sellers.”

RECITALS

A.                                   Sparhawk and Vet Labs are the only general partners or other equity holders of that certain Kansas general partnership known as the Veterinary Laboratories, Inc. – Sparhawk Laboratories, Inc. Joint Venture (the “Joint Venture”).

B.                                     Sparhawk, Polydex, Chemdex, Vet Labs and two shareholder of Sparhawk, E. Bert Hughes (“Hughes”) and John Bascom (“Bascom”), are parties to that certain litigation in the County of Johnson, State of Kansas, Case No. 02CV07426, captioned Sparhawk Laboratories, Inc. v. Veterinary Laboratories, Inc., et al., (the “Joint Venture Litigation”).

C.                                     Sparhawk, Hughes, Bascom and Sellers now desire to resolve and settle their differences without resorting to time-consuming and costly litigation through the sale of substantially all of the assets of Vet Labs, including, but not limited to, its ownership interest in the Joint Venture, to Sparhawk, on the terms and conditions set forth herein.

D.                                    Vet Labs is a wholly-owned subsidiary of Chemdex, and Chemdex is a wholly-owned subsidiary of Polydex, and each of Chemdex and Polydex will derive significant benefit from the consummation of the transactions contemplated hereby.

AGREEMENT

ACCORDINGLY, in consideration of the premises, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I — PURCHASE OF ASSETS

Section 1.1.                                   Sale of Assets.

(a)                                  Subject to the terms and conditions of this Agreement, at the Closing (as hereinafter defined), Vet Labs shall sell, assign, convey, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire from Vet Labs, free and clear of all liens, claims and encumbrances, except for liens, claims and encumbrances (i) created to secure the current indebtedness of the Joint Venture to Commerce Bank, N.A., or (ii) arising out of the business or operations of the Joint Venture (collectively, the “Permitted

Liens”), all of Vet Labs’ right, title, and interest in and to all of Vet Labs’ real and personal property and assets, tangible and intangible, of every kind and description, wherever located, which are owned by Vet Labs as of November 6, 2003 or acquired thereafter, other than the Excluded Assets (as defined below), including, without limitation, the following:

(1)                                  all of Vet Labs’ ownership interest as a general partner in the Joint Venture (including, but not limited to, all of Vet Labs’ indirect ownership interest in the assets of the Joint Venture);

(2)                                  all accounts receivable of Vet Labs;

(3)                                  all inventories;

(4)                                  all equipment and other tangible personal property, including without limitation those items described in Schedule 1.1(a)(4) hereto;

(5)                                  all contracts;

(6)                                  all transferable NADAs, ANADAs, JINADs that are owned directly by Vet Labs, all transferable NADAs, ANADAs and JINADs that are sponsored by Vet Labs on behalf of the Joint Venture and all other transferable governmental authorizations, approvals and licenses and pending applications, approvals and licenses, including without limitation those listed in Schedule 1.1(a)(6) hereto as transferable (the “Governmental Authorizations”); excluding, however, those authorizations, approvals and licenses that, by law, cannot be assigned or transferred by Vet Labs, which are listed in Schedule 1-1(a)(6) hereto as nontransferable (the “Nontransferable Licenses”);

(7)                                  that certain real property owned by Vet Labs located in the County of Johnson, State of Kansas, commonly known as 12340 Santa Fe Trail Drive, Lenexa, KS 66215 (the “Real Estate”), the legal description of which is set forth in Schedule 1.1(a)(7) hereto.

(8)                                  all data and records related to the operations of Vet Labs and the Joint Venture, including client and customer lists and records, referral sources, research and development reports and records, production reports and records, service and warranty records, equipment logs, operating guides and manuals, financial and accounting records, creative materials, advertising materials, promotional materials, studies, reports, correspondence and other similar documents and records and, copies of all personnel records;

(9)                                  all intangible rights and property of Vet Labs, including trademarks, patents, and other intellectual property rights, the trademark and tradenames “Veterinary Laboratories, Inc.” and “Vet Labs”, and the

local telephone number “913-888-7500” (including all associated rollover numbers), the toll free telephone number “800-255-6368”, the facsimile telephone number “913-888-6741”, and the internet domain name registration for “Sparhawk-VetLabs.com”;

(10)                            all insurance benefits (net of any deductibles and co-payments) that are assignable to the Buyer, including rights and proceeds, arising from or relating to the Assets or the Assumed Liabilities (as defined below) prior to the Closing Date (as defined below);

(11)                            all warranty and other claims of Vet Labs against third parties relating to the Assets, whether choate or inchoate, known or unknown, contingent or noncontingent; and

(12)                            all rights of Vet Labs relating to deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof.

All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Assets.”  Except for the NADAs, ANADAs and JINADs that are sponsored by Vet Labs, on behalf of the Joint Venture, which are being transferred from Vet Labs to Sparhawk, the defined term “Assets” shall be deemed to refer to assets directly owned by Vet Labs, not the assets owned by the Joint Venture.  One half of the assets of the Joint Venture, which are indirectly owned by Vet Labs by virtue of its ownership of a general partner interest in the Joint Venture, will be effectively transferred to Buyer through the sale of Vet Labs’ interest in the Joint Venture, as described in item 1 above.

(b)                                 The Assets being purchased by Sparhawk do not include:

(1)                                  the rights of Vet Labs pursuant to or under this Agreement and the other agreements Vet Labs is required to deliver to the Buyer pursuant to the terms hereof;

(2)                                  any rights of Vet Labs in connection with the Polydex website;

(3)                                  any refunds or claims for refunds of Vet Labs with respect to any federal, state or local income and other taxes, and all tax returns and related work papers, records and documents of Vet Labs related thereto;

(4)                                  except as provided in Section 1(a)(9) above, all telephone numbers, telecopy numbers and e-mail addresses of Vet Labs;

(5)                                  minute books, stock books and shareholder records of Vet Labs; and

(6)                                  the Nontransferable Licenses.

all of which are being retained by Vet Labs (collectively, the “Excluded Assets”).

(c)                                  Notwithstanding anything to the contrary herein, in no event shall Sparhawk acquire ownership of any real property, tangible personal property or intangible personal property or intellectual property of, or assume any liability or obligation of, Chemdex or Polydex.

Section 1.2.                                   Assumption of Liabilities.

(a)                                  Subject to the terms and conditions of this Agreement, on the Closing Date, Vet Labs shall assign and Buyer shall assume and agree to pay, perform or otherwise discharge, in accordance with their respective terms and subject to the respective conditions thereof, (i) all obligations and liabilities with respect to the indebtedness of the Joint Venture to Commerce Bank, N.A. secured by the Permitted Liens, (ii) all obligations and liabilities in connection with or arising out of the use or ownership of the Assets by the Joint Venture, the Buyer or any successor to the business of the Joint Venture following the Closing Date, and (iii) all obligations and liabilities arising out of the business or operations of the Joint Venture (collectively, the “Assumed Liabilities”), and no others.  Other than the Assumed Liabilities, the Buyer assumes no obligations and liabilities of Vet Labs, whether related to the Assets or otherwise.

(b)                                 ALL OBLIGATIONS AND LIABILITIES OF VET LABS, WHETHER ACCRUED OR CONTINGENT, OR DUE OR NOT DUE, WHICH ARE NOT SPECIFICALLY ASSUMED HEREIN, SHALL BE AND REMAIN THE SOLE OBLIGATIONS AND LIABILITIES OF VET LABS, AND BUYER SHALL HAVE ABSOLUTELY NO OBLIGATION OR LIABILITY WITH RESPECT THERETO.

Section 1.3.                                   Purchase Price.

(a)                                  The purchase price for the Assets and the Non-competition Agreement (the “Purchase Price”) shall be an amount equal to $5,500,000.00, which shall be payable to Vet Labs on the Closing Date by wire transfer of immediately available funds to an account designated by Vet Labs prior thereto.

(b)                                 The Purchase Price shall be allocated among the Assets and the Non-competition Agreement as set forth on Schedule 1.3(b) hereto.

Section 1.4.                                   Supply Contract.  At the Closing, Sparhawk and Chemdex shall execute and deliver a ten-year exclusive supply contract, substantially in the form attached hereto as Exhibit A (the “Supply Contract”).

Section 1.5.                                   Non-competition Agreement.  At the Closing, Polydex, Chemdex and Vet Labs shall enter into a 5-year non-competition agreement with Sparhawk, substantially in the form attached hereto as Exhibit B (the “Non-competition Agreement”).

Section 1.6.                                   Settlement Agreement and Joint Venture Litigation.

(a)                                  At the Closing, Sellers and Buyer shall execute and deliver, and Sparhawk shall cause Hughes and Bascom to execute and deliver, a Settlement Agreement substantially in the form attached hereto as Exhibit C (the “Settlement Agreement”).

(b)                                 On the Closing Date, the parties hereto shall dismiss, and Sparhawk shall cause Hughes and Bascom to dismiss, all claims they asserted in the Joint Venture Litigation with prejudice pursuant to a Motion of Approval of Settlement and Stipulation of Dismissal With Prejudice substantially in the form attached hereto as Exhibit D (the “Motion to Dismiss”), and each party to bear its own costs related thereto.

(c)                                  On the Closing Date, Sellers and Buyer shall obtain any required approval of the Settlement Agreement by the court appointed receiver, each party to bear its own fees and costs related thereto; provided, however, all fees incurred for the receiver’s services in the Joint Venture Litigation shall be borne by the Joint Venture.

Section 1.7.                                   Additional Affirmative Undertakings and Covenants.

(a)                                  Polydex, Chemdex and Vet Labs shall use all reasonable commercial efforts to obtain all third party consents, approvals and agreements necessary to effectuate the assignment, transfer or sale of any of the Assets, and to consummate the transactions contemplated by this Agreement, and Sparhawk and its employees shall cooperate with and assist Seller in obtaining such consents.  Each of the Sellers and Buyer shall pay their own legal fees and expenses incurred in obtaining such consents.

(b)                                 Contemporaneous with the Closing Date, Vet Labs shall change its corporate name and make all necessary and proper filings evidencing such change.

Section 1.8.                                   Acknowledgement Regarding Transfer of Joint Venture Interest.  Sellers acknowledge and agree that the sale of Vet Labs’ partnership interest in the Joint Venture to Sparhawk transfers all of Vet Labs’ right, title and interest in the Joint Venture and all claims related thereto.

Section 1.9.                                   Personal Property Taxes.  All personal property taxes assessed against or in respect of the Assets purchased by the Buyer for calendar year 2004 (the “Taxable Period”) shall be prorated between Vet Labs and Buyer as of the Closing Date.  The Buyer shall pay all of the property taxes on the Assets for the Taxable Period when due.  Following the Buyer’s payment of such property taxes, the Buyer shall then forward copies of the property tax assessments for the Taxable Period to Vet Labs, which amount Vet Labs shall promptly reimburse Buyer for the pro rata amounts due thereunder.

Section 1.10.                             Real Estate Property Taxes; Prorations.  The Joint Venture shall pay on behalf of Vet Labs all general real estate taxes levied and assessed against the Real Estate, and all installments of special assessments for the years prior to the calendar year of Closing.  Buyer shall assume and pay all such taxes and installments of special assessment accruing or payable after the Closing.  Notwithstanding the foregoing, Buyer shall be liable for any expenses or interest with respect to the Real Estate in connection with or arising out of the indebtedness of the Joint Venture to Commerce Bank, N.A.

Section 1.11.                             Title Insurance.  Vet Labs shall deliver and pay for an owner’s ALTA title insurance policy (the “Title Policy”) insuring marketable fee simple title in Buyer in the amount allocated to the Real Estate pursuant to Section 1.3(b) hereof, subject only to the Permitted Exceptions defined below.  Vet Labs shall, as promptly as practicable after the date of this Agreement, cause to be furnished to Buyer a current commitment to issue the policy (the “Title Commitment”), issued through Chicago Title Insurance Company (the “Title Company”), and copies of all recorded documents listed in the Title Commitment as exceptions to title, other than such documents in connection with or arising out of the indebtedness of the Joint Venture to Commerce Bank, N.A.  Buyer shall have ten (10) days after receipt of the Title Commitment and copies of all such recorded documents (the “Review Period”) in which to notify Vet Labs in writing of any objections Buyer has to any matters shown or referred to in the Title Commitment.  Any matters which are set forth in the Title Commitment and to which Buyer does not object within the Review Period shall be deemed to be permitted exceptions to the status of Vet Labs’ title (the “Permitted Exceptions”); provided, however, that on or prior to the Closing Date, Vet Labs shall pay off the indebtedness to, and obtain a release of lien from, Continental Grain Company; provided, further, that if Vet Labs fails to do so, Buyer may deduct from the Purchase Price the pay-off amount owed to Continental Grain Company and, in such event, shall promptly pay over such amount directly to Continental Grain Company to obtain a release of its lien on the Real Estate.  With regard to other items to which Buyer reasonably objects within the Review Period, Vet Labs shall have until Closing to correct such other matters to Buyer’s reasonable satisfaction.  If Vet Labs fails to correct such other matters to Buyer’s reasonable satisfaction on or prior to the date of Closing, Buyer shall have the right to terminate this Agreement by written notice given to the Sellers on or prior to the Closing Date, in which event no party shall have any further liability under this Agreement.

Section 1.12.                             Survey.  Vet Labs, at its sole cost and expense, shall provide to Buyer as promptly as practicable after the date of this Agreement, a current survey of the Real Estate and all buildings and improvements thereon, prepared and certified to Buyer and, if applicable, Buyer’s lender by a surveyor licensed in the State of Kansas.  Such survey shall contain a legal description of the Real Estate and identify the boundaries of the Real Estate, the dimensions thereof, the location and dimensions of any improvements on the Real Estate, the location and dimensions of all recorded easements on the Real Estate, the location and dimensions of all easements, rights-of-way, driveways, roads, power lines, fences and encroachments on the Real Estate which are observable from a visual inspection of the Real Estate, and shall otherwise be sufficient to permit the Title Company to issue the Title Policy without standard survey exceptions.  If upon receipt of the certificate of survey, Buyer has any objection to a matter shown therein which affects or could affect the Real Estate or Buyer’s use of the Real Estate, Buyer shall promptly notify Vet Labs of said objection(s) in writing and Vet Labs shall have until Closing to correct such matters to Buyer’s reasonable satisfaction.  If Vet Labs fails to correct such matters to Buyer’s reasonable satisfaction on or prior to the date of Closing, Buyer shall have the right to terminate this Agreement by written notice given to Seller on or prior to the date of Closing, in which event no party shall have any further liability under this Agreement.

ARTICLE II — CLOSING

Section 2.1.                                   Closing.  The closing of the transactions provided for hereunder (the “Closing”) shall take place at 10:00 a.m. at the offices of Stinson Morrison Hecker LLP as soon as possible after the date hereof, but no later than January 30, 2004 (the “Closing Date”), or on such other date, time and place as may be mutually agreed to by the parties hereto.

Section 2.2.                                   Termination.  This Agreement may be terminated at any time before the Closing (a) by the mutual consent of the Buyer and the Sellers, or (b) by either Buyer, on the one hand, or the Sellers, on the other hand, by written notice to the other party, if the Closing has not occurred by January 30, 2004, by reason of the failure of any condition precedent to such terminating party’s obligation under Article V hereof, unless the failure results primarily from such terminating party’s material breach of any representation, warranty, covenant or agreement contained in this Agreement.  Each party’s right of termination under this Section 2.2 is in addition to any other rights it may have under this Agreement, and the exercise of such right of termination will not be an election of remedies.  If this Agreement is terminated pursuant to this Section 2.2, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 2.2 and VII will survive, provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the nonterminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the nonterminating party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

Section 2.3.                                   Conveyance Documents.  On the Closing Date, Polydex, Chemdex and Vet Labs shall execute and deliver to Sparhawk such bills of sale, general warranty deed, assignments and other conveyance documents as Sparhawk shall reasonably request to sell, assign, transfer and convey the Assets to Sparhawk, free and clear of all liens, claims and encumbrances, excepting for the Permitted Liens and, with respect to the Real Estate, the Permitted Exceptions, and Buyer shall execute such assumption agreements as Vet Labs shall reasonably request in order to assume the Assumed Liabilities.

Section 2.4.                                   Payment and Execution of Closing Documents.

(a)                                  On the Closing Date:

(1)                                  Sparhawk shall deliver the Purchase Price to Vet Labs by wire transfer of immediately available funds;

(2)                                  Polydex, Chemdex, Vet Labs and Sparhawk shall execute and deliver the Non-competition Agreement and the Settlement Agreement;

(3)                                  Chemdex and Sparhawk shall execute and deliver the Supply Contract;

(4)                                  The parties hereto shall cause, and Sparhawk shall cause Hughes and Bascom to cause, their respective counsel to execute and file the Motion to Dismiss,

(5)                                  Vet Labs shall deliver a General Warranty Deed properly executed and conveying the Real Estate free and clear of all liens, encumbrances, easements, restrictions, leases, reservations and burdens whatsoever, except as for the Permitted Exceptions, shall execute and deliver an affidavit in form satisfactory to the Title Company to permit the Title Company to delete any mechanic’s lien exceptions from the Title Policy, and shall execute and deliver to Buyer a Non-Foreign Person Affidavit; and

(6)                                  Vet Labs shall pay the title premium for the Title Policy and shall provide the Title Company all other documentation required to permit the Title Company to issue to Buyer, and shall cause the Title Company to issue to Buyer, the Title Policy following Closing and recording of the deed to Buyer.

(b)                                 Both Sellers and Buyer agree to execute and deliver such other documents on the Closing Date as may be reasonably required to consummate the transaction contemplated hereby.

ARTICLE III — REPRESENTATIONS AND WARRANTIES

Section 3.1.                                   Representations and Warranties of Sellers.  Polydex, Vet Labs and Chemdex hereby jointly and severally represent and warrant to Buyer that as of the date hereof and as of the Closing Date:

(a)                                  Polydex is a limited company organized and existing in good standing under the laws of the Commonwealth of the Bahamas.  Each of Chemdex and Vet Labs is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas.  Each of Polydex, Chemdex and Vet Labs have the company power to execute and deliver this Agreement and to carry out the transactions contemplated hereby.  The execution, delivery and performance by Polydex, Chemdex and Vet Labs of this Agreement and the consummation of the transactions contemplated hereby will not violate, nor constitute a breach or default under (i) the Articles of Association, Articles of Incorporation or other similar charter documents of Polydex, Chemdex and Vet Labs, or (ii) other than as set forth on the attached Schedule 3.1(a), and other than in connection with or arising under the Permitted Liens, or, with respect to the Real Estate or the Permitted Exceptions, any provision of any mortgage, lien, lease, agreement, instrument, order, judgment, law, statute, regulation, ordinance, decree or other restriction of any kind or character to which any of Polydex, Chemdex or Vet Labs is subject.  This Agreement has been duly authorized, executed and delivered by each of Polydex, Chemdex and Vet Labs, and is valid, binding and enforceable against each of them in accordance with its terms (except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, and is subject to general principles of equity).

(b)                                 Vet Labs has good and marketable title to all the Assets, including without limitation, those listed on Schedules 1.1(a)(4), 1.1(a)(5) and 1.1(a)(6) hereto.  Assuming proper post-closing notification filings are made by the Buyer with respect to the Governmental Authorizations, all such Assets will be transferred to the Buyer at the Closing free and clear of all liens, claims, encumbrances and restrictions, excepting for the Permitted Liens and, with respect to the Real Estate, the Permitted Exceptions.  Chemdex has no interest in the Joint Venture other than through its ownership of the equity securities of Vet Labs.  Polydex has no interest in the Joint Venture other than through its ownership of the equity securities of Chemdex.

(c)                                  Other than as set forth on the attached Schedule 3.1(c), other than the Permitted Liens and, with respect to the Real Estate, the Permitted Exceptions, no mortgage, lien, encumbrance, or other security interest exists with respect to any Asset other than those Assets owned by Vet Labs due to its ownership of an ownership interest in the Joint Venture, including, but not limited to, any blanket lien given to secure any indebtedness owed by Polydex, Chemdex, Vet Labs or any other entity under common control with Vet Labs.

(d)                                 Except as set forth on the attached Schedule 3.1(d), Vet Labs has the legal right to transfer to Sparhawk the Governmental Authorizations, and no prior notice, application or approval to or from any governmental entity is required to transfer the Governmental Authorizations to Sparhawk.

(e)                                  Except for the Joint Venture Litigation, there is no litigation at law, in equity or in proceedings before any commission or other administrative authority, or any governmental investigation, pending or, to the knowledge of Sellers, threatened against or affecting the Assets or Vet Labs’ interests in the Assets, other than such threatened litigation, proceedings or investigations, if any, known to Sparhawk, the Joint Venture, Hughes or Bascom which have not been communicated to Sellers.

(f)                                    Since October 31, 2003, Vet Labs has not transferred, sold or assigned any of its real or personal property.

(g)                                 To Sellers’ knowledge:

(1)                                  there are no rezoning or condemnation proceedings pending or threatened affecting all or any part of the Real Estate, other than any such pending or threatened proceedings, if any, known to Sparhawk, the Joint Venture, Hughes or Bascom which have not been communicated in writing to Sellers;

(2)                                  all improvements located on, and the use presently being made of, the Real Estate comply in all material respects with applicable zoning and building codes, ordinances and regulations and all applicable fire, environmental, occupational safety and health standards and similar standards established by applicable laws as presently in effect, other than any noncompliance with any such codes, ordinances, regulations, standards or laws, if any, known to Sparhawk, the Joint Venture, Hughes or Bascom which have not been communicated in writing to Sellers.

(3)                                  there are no actual or threatened real estate tax increases or special assessments affecting the Real Estate, other than any such increases or assessments, if any, known to Sparhawk, the Joint Venture, Hughes or Bascom which have not been communicated in writing to Sellers; and

(4)                                  there are no unrecorded or undisclosed legal or equitable interest in the Real Estate claimed by any other person, other than any such interest, if any, known to Sparhawk, the Joint Venture, Hughes or Bascom which has not been communicated in writing to Sellers.

(h)                                 Except for the Permitted Exceptions and as set forth on the attached Schedule 3.1(h), there are no agreements or understandings between Sellers and any other party or parties which do or will materially affect the use, ownership, operation or management of the Assets or the Real Estate.

(i)                                     All contracts, leases, licenses and other agreements with respect to the Assets are legally binding, in full force and effect, and there has not been any material default thereunder.  The copies of such documents which have been previously delivered to the Buyer are accurate and complete.

(j)                                     Sellers have paid all federal, state, local and foreign income and other taxes that were due and payable by any Seller prior to the date of this Agreement.

(k)                                  Other than pursuant to that certain Phase I Environmental Site Assessment, dated November 25, 2003, performed by GeoSystems/Kleinfelder, a copy of which has previously been provided to Buyer, Vet Labs has not received any notice, whether written or oral, from any person that Vet Labs or the Real Estate is the subject of

(i) any investigation or proceeding pertaining to the presence of or the release of threatened release of any Hazardous Material in violation of applicable Environmental Laws, (ii) any claim arising from, based on or relating to any environmental condition at or involving the Real Estate, or the compliance or noncompliance of the Real Estate with any Environmental Laws, other than, in each case, such notice, if any, received by Sparhawk, the Joint Venture, Hughes or Bascom and not communicated in writing to Vet Labs.  For purposes of this Agreement:

(1)                                  “Environmental Laws” shall mean any presently effective federal, state and local law, regulation or ordinance and any amendments thereto, permits, directives, and other requirements of governmental authorities relating to the environment public health, safety (including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 to 9675), or to any Hazardous Material.

(2)                                  “Hazardous Material” shall mean any substance or material regulated under any Environmental Laws, including without limitation any “hazardous substance,” “solid waste,” “hazardous waste,” “petroleum” or “petroleum product,” and any other substance or material whose presence could be detrimental in any material respect to property, health or the environment.

(l)                                     Since October 31, 2003, Sellers have not incurred or created any obligations or liabilities of the Joint Venture, or created any lien, claim or encumbrance on the assets of the Joint Venture, which are not recorded in the books and records and reflected in the financial statements of the Joint Venture.

(m)                               No representation or warranty made by Sellers in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading.

All of Seller’s representations and warranties contained in this Agreement shall be true as of the Closing Date, shall survive the Closing Date and shall not be merged with the title conveyed to Buyer or any document executed in connection with this transaction.

Section 3.2.                                   Representations and Warranties of the Buyer.

(a)                                  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri.  The Buyer has the corporate power to execute and deliver this Agreement and to carry out the transactions contemplated hereby.  The execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby will not violate, nor constitute a breach or default under the Articles of Incorporation or Bylaws of the Buyer or any provision of any mortgage, lien, lease, agreement, instrument, order, judgment, law, statute, regulation, ordinance, decree or other restriction of any kind or character to which the Buyer is subject.  This Agreement has been duly authorized, executed and delivered by the Buyer and is valid, binding and enforceable against Buyer in accordance with its terms (except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, and is subject to general principles of equity).

(b)                                 Buyer is currently negotiating with Commerce Bank, N.A. for at least $1,900,000 of financing to be secured by the Real Estate and at least $1,300,000 of financing to be guaranteed by the SBA and secured by the other assets of Buyer (collectively, the “Bank Financing”).  Buyer is currently negotiating with two other financing sources for at least $2,500,000 of combined subordinated debt and equity financing (the “Equity Funding”).  Based upon the verbal commitment of intent from the lender and investors, Buyer reasonably believes that on the Closing Date, it will have adequate funding to pay the Purchase Price and consummate the purchase of the Assets.

(c)                                  No representation or warranty made by Buyer in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading.

All of Buyer’s representations, warranties and agreements contained in this Agreement shall remain true as of the Closing Date, shall survive the Closing Date and shall not be merged with the title conveyed to Buyer or any document executed in connection with this transaction.

ARTICLE IV — COVENANTS

Section 4.1.                                   Covenants of Polydex, Chemdex and Vet Labs.  From and after the date hereof until the Closing Date, unless prior written consent of the Buyer shall be obtained, Polydex, Chemdex, and Vet Labs covenant and agree to:

(a)                                  use all reasonable commercial efforts to obtain all consents from any third parties required to consummate the transactions contemplated by this Agreement;

(b)                                 not take any action which would (i) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement; and

(c)                                  forebear from taking any further action in regard to the Joint Venture Litigation.

Section 4.2.                                   Covenant of Vet Labs.  From and after the date hereof until the Closing Date, unless prior written consent of the Buyer shall be obtained, Vet Labs covenants and agrees to perform its obligations under all contracts, leases and other agreements.

Section 4.3.                                   Covenants of Sparhawk.  From and after the date hereof until the Closing Date, unless prior written consent of the Sellers shall be obtained, Sparhawk agrees to:

(a)                                  perform its obligations under all contracts, leases and other agreements;

(b)                                 use all reasonable commercial efforts to obtain all consents from any third parties required to consummate the transactions contemplated by this Agreement;

(c)                                  not take any action which would (i) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement; and

(d)                                 forebear from taking any further action in regard to the Joint Venture Litigation.

Section 4.4.                                   Covenants Pending Closing.  From the date hereof until the Closing Date, Sellers shall advise Buyer of any material changes known to Sellers to information provided and representations and warranties made to Buyer pursuant to the terms and conditions of this Agreement.

Section 4.5.                                   Further Assurances.  After the Closing Date, Buyer and Sellers shall execute and deliver or cause to be executed and delivered such further documents, instruments and agreements, and shall take such other acts and actions as may be reasonably requested to effectuate the transfer of Assets to the Buyer, and the consummation of the transactions contemplated by this Agreement, including, without limitation, notices to governmental authorities of the transfer of the Governmental Authorizations.

Section 4.6.                                   Vet Labs Corporate Address.  During the six-month period following the Closing Date, Sparhawk shall permit Vet Labs to use the Real Estate as its corporate address and shall forward all mail for any of the Sellers received at the Real Estate to Polydex.

Section 4.7.                                   No Sale to Phoenix Scientific, Inc.  Buyer represents, warrants, covenants and agrees with Sellers that for a period of two (2) years following the Closing Date, Buyer will not:

(1)                                  sell or transfer, directly or indirectly, all or substantially all of the business of the Joint Venture as currently conducted, however effected, whether by sale of assets, sale of stock or equity interests, merger, consolidation or other similar transaction; or

(2)                                  sell or transfer, directly or indirectly of a majority of the outstanding stock or equity interests in Sparhawk;

in each such case, to Phoenix Scientific, Inc., a Delaware corporation, or any subsidiary, shareholder or affiliate thereof.  Sparhawk acknowledges and agrees that this is a material representation and covenant, that Sellers have relied upon this representation and covenant in entering into this Agreement and in setting the Purchase Price, and that in the event of a breach of this representation and covenant, Sparhawk would be liable to Sellers for damages resulting from such breach.

ARTICLE V — CONDITIONS PRECEDENT

Section 5.1.                                   Conditions Precedent to the Buyer’s Obligation.  Each and every obligation of the Buyer to be performed in connection with the Closing on the Closing Date shall be subject to the satisfaction of the following conditions, unless waived in writing by the Buyer:

(a)                                  Representations and Warranties and Compliance with Covenants.  The representations and warranties made by Sellers in this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date.  Sellers shall have performed and complied with all of their obligations under this Agreement which are to be performed or complied with by them prior to or on the Closing Date.

(b)                                 Required Notices and Consents.  The notices, applications and approvals to or from any governmental authority required by law to be given or obtained prior to the transfer of the Governmental Authorizations by Vet Labs to Sparhawk, as set forth on Schedule 3.1(d) hereto, shall have been given or obtained by Vet Labs by the Closing Date.

(c)                                  Instrument of Transfer.  Vet Labs shall have delivered or caused to be delivered to the Buyer such other assignments and other instruments of transfer and conveyance as the Buyer shall deem to be reasonably necessary or desirable to vest in the Buyer all right, title and interest in and to the Assets, free and clear of liens, taxes, charges, claims, encumbrances and restrictions, excepting only the Permitted Liens and, with respect to the Real Estate, the Permitted Exceptions.

(d)                                 Financing.  Buyer shall have obtained the Bank Financing and the Equity Funding.

Section 5.2.                                   Conditions Precedent to Seller’s Obligations.  Each and every obligation of Sellers to be performed on the Closing Date shall be subject to the satisfaction of the following conditions, unless waived in writing by Sellers:

(a)                                  Representations and Warranties and Compliance with Covenants.  The representations and warranties made by Buyer in this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date.  Buyer shall have performed and complied with all of its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

(b)                                 Required Notices and Consents.  The notices, applications and approvals to or from any governmental authority required by law to be given or obtained prior to the transfer of the Governmental Authorizations by Vet Labs to Sparhawk, as set forth on Schedule 3.1(d) hereto, shall have been given or obtained by Vet Labs by the Closing Date.

(c)                                  Payment.  The Buyer shall have tendered the Purchase Price.

ARTICLE VI — INDEMNIFICATION

Section 6.1.                                   Indemnification of the Buyer.  Polydex, Chemdex and Vet Labs, jointly and severally, hereby agree to defend, indemnify and hold harmless the Buyer, the Joint Venture, their affiliates, and their respective shareholders, partners, directors, officers, employees, agents, representatives, successors and assigns (collectively, the “Buyer Indemnitees”) from and against any and all losses, claims, damages, costs, fines, penalties, obligations, payments, liabilities, costs and expenses, including reasonable attorneys’ fees and expenses (collectively, “Damages”):

(a)                                  resulting from or arising out of the inaccuracy of any representation or warranty, or the breach of any covenant or agreement, of Sellers contained in this Agreement;

(b)                                 resulting from or arising out of any and all actions, suits, arbitrations, inquiries, proceedings or investigations brought against any Buyer Indemnitee by any third party which relates to or arises from any act or omission of Sellers or Sellers’ shareholders, directors, officers, employees, agents or representatives, that occurred or failed to occur prior to the Closing Date; provided, however, that Vet Labs mere status as a partner in the Joint Venture, standing alone, shall not constitute an act or omission of a Seller;

(c)                                  resulting from or arising out of the failure of Seller to pay any past taxes assessed on the Assets or any inaccuracy in the amount of taxes assessed on the Assets for the Taxable Period; or

(d)                                 relating to any liability or obligation of Vet Labs that was not assumed by Sparhawk.

Section 6.2.                                   Indemnification of Sellers.  The Buyer hereby agrees to defend, indemnify and hold harmless Sellers and their respective shareholders, directors, officers, employees, agents, representatives, successors and assigns (collectively, the “Seller Indemnitees”) from and against any and all Damages:

(a)                                  resulting from or arising out of the inaccuracy of any representation or warranty, or the breach of any covenant or agreement, of Buyer contained in this Agreement;

(b)                                 resulting from or arising out of any and all actions, suits, arbitrations, inquiries, proceedings or investigations brought against any Seller Indemnitee by any third party which relates to or arises from any act or omission of Buyer or Buyer’s shareholders, directors, officers, employees, agents or representatives, that occurred or failed to occur prior to the Closing Date;

(c)                                  relating to any Assumed Liability; or

(d)                                 relating to the ownership or use of the Assets, or the conduct of the business or operations of Sparhawk or the Joint Venture, after the Closing.

Section 6.3.                                   Indemnification Procedures.  All claims for indemnification by a party under Article VI hereof (the party claiming indemnification and the party against whom such claims are asserted being hereinafter called the “Indemnified Party” and the “Indemnifying Party,” respectively) shall be asserted and resolved as follows:

(a)                                  In the event that any claim or demand for Damages which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such Indemnified Party by a third party, such Indemnified Party shall with reasonable promptness give notice (the “Claim Notice”) to the Indemnifying Party of such claim or demand, specifying the nature of and specific basis for such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand).  The Indemnifying Party shall not be obligated to indemnify the Indemnified Party under this Agreement with respect to any such claim or demand if the Indemnified Party fails to notify the Indemnifying Party thereof in accordance with the provisions of this Agreement, and as a result of such failure, the Indemnifying Party’s ability to defend against the claim or demand is materially prejudiced.  The Indemnifying Party shall have ten (10) days from the delivery or mailing of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand, and (ii) whether or not it desires, at the cost and expense of the Indemnifying Party, to defend the Indemnified Party against such claim or demand; provided, however, that any Indemnified Party is hereby authorized, but is not obligated, prior to and during the Notice Period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party.  If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Indemnifying Party shall, subject to the last sentence of this paragraph, have the right to control the defense against the claim by all appropriate proceedings and any settlement negotiations.  If the Indemnified Party desires to participate in, but not control, any such defense or settlement it may do so at its sole cost and expense.  If the Indemnifying Party fails to respond to the Indemnified Party within the Notice Period or after electing to defend fails to commence or diligently pursue such defense, then the Indemnified Party shall have the right, but not the obligation, to undertake or continue the defense of and to compromise or settle (exercising reasonable business judgment) the claim or other matter, all on behalf, for the account and at the risk of the Indemnifying Party.  Notwithstanding the foregoing, each party shall have the same right to participate in at its own expense and at its own risk, without either party having the right of control, any proceeding if (x) the claim, if successful, would set a precedent that would materially interfere with, or have a material adverse effect on, the business or financial condition of the Indemnified Party, or (y) the claim seeks any injunction or equitable relief against the Indemnified Party.

(b)                                 If requested by the Indemnifying Party, the Indemnified Party agrees, at the Indemnifying Party’s expense, to cooperate with the Indemnifying Party and its counsel in contesting any claim or demand which the Indemnifying Party elects to contest, or, if appropriate and related to the claim in question, in making any counterclaim against the person asserting the third party claim or demand, or any cross-complaint against any person.  Except as provided above, no claim as to which indemnification is sought under this Agreement may be settled without the consent of the Indemnifying Party.

(c)                                  If any Indemnified Party should have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the Indemnified Party shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party, which Claim Notice shall describe in reasonable detail the nature of such non-third-party claim, an estimate of the amount of damages attributable to such non-third party claim, and the basis of the Indemnified Party’s request for indemnification under this Agreement.  If the Indemnifying Party disputes such claim, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.

(d)                                 In connection with the matters for which indemnification is sought hereunder with respect to any third-party claim, upon execution of reasonable and customary confidentiality agreements, (i) Buyer agrees to give Sellers and their representatives reasonable access during regular business hours and upon five (5) days prior written notice to Buyer to the books, records and employees of Buyer to the extent such reasonably relate to the matters to which the Claim Notice relates and (ii) Sellers agree to give Buyer and its representatives reasonable access during regular business hours and upon five (5) days prior written notice to Sellers to the books, records and employees of Sellers to the extent such reasonably relate to the matters to which the Claim Notice relates.

Section 6.4.                                   Certain Limitations on Indemnification.

(a)                                  All of the representations and warranties of the parties hereto contained in or arising out of this Agreement or otherwise in connection herewith shall survive the Closing hereunder and shall continue in full force and effect thereafter until the second anniversary of the Closing Date, except that the representations and warranties contained in the last sentence of Section 3.1(a) and the first sentence of Section 3.1(b) shall survive indefinitely.  Unless a specified period is set forth in this Agreement (in which event such specified period will control), all agreements and covenants contained in this Agreement will survive the Closing and remain in effect indefinitely.  Notwithstanding anything herein to the contrary, indemnification for any claim for which a Claim Notice has been timely given prior to the expiration of the representation and warranty upon which such claim is based as provided herein shall not expire, and such claim for indemnification may be pursued, until the final resolution of such claim in accordance with the provisions of this Article VI.

(b)                                 Notwithstanding anything to the contrary set forth in this Agreement, the Sellers shall not be liable hereunder to the Buyer Indemnitees unless and until the Damages incurred by all Buyer Indemnitees, in the aggregate, exceed $10,000, provided, however, that in the event such $10,000 amount is reached, the Sellers shall indemnify the applicable Buyer Indemnitee in accordance with this Agreement for all Damages incurred by such Buyer Indemnitee fully for such Damages, including any amounts applied against such $10,000 threshold.  Notwithstanding anything to the contrary set forth in this Agreement, the Sellers shall not be liable hereunder to the Buyer Indemnitees for Damages to the extent that the amount of Damages paid to Buyer Indemnitees hereunder exceeds the Purchase Price.

(c)                                  For purposes of determining the amount of any Damages hereunder, such amount shall be reduced by the amount of any insurance proceeds (“Insurance Proceeds”) actually received by the indemnified party in respect of such Damages prior to receipt of the applicable indemnification payment.

(d)                                 Other than with respect to fraud or willful misrepresentation, the indemnification provisions and procedures contained in this Article VI shall constitute the sole and exclusive recourse and remedy of the parties with respect to any monetary Damages resulting from, arising out of or in connection with any matters subject to indemnification under this Article VI.  Accordingly, other than with respect to claims alleging fraud or willful misrepresentation, no claim for any monetary Damages arising under this Agreement shall be made by any of the Buyer Indemnitees except pursuant to the provisions of this Article VI, including, without limitation, Sections 6.4(a) and (b) to the extent applicable.

ARTICLE VII — MISCELLANEOUS

Section 7.1.                                   Notice.  Any notices given under this Agreement shall be deemed to be effectively given (i) when delivered personally, (ii) one business day after date of delivery to the overnight courier service if sent by overnight courier, or (iii) three business days after the date of mailing if sent by postage prepaid, certified or registered United States mail, if, in any such case addressed,

in the case of Sellers, as follows:

Polydex Pharmaceuticals Limited
Chemdex, Inc.
Veterinary Laboratories, Inc.
421 Comstock Road
Toronto, Ontario, Canada M1L 2H5
Attention: President
Facsimile: (416) 755-0334

with a copy to:

Mark D. Guidubaldi
Katten Muchin Zavis Rosenman
525 West Monroe Street
Chicago, Illinois 60661-3693
Facsimile: (312) 902-1061

If to Buyer:

E. Bert Hughes
Sparhawk Laboratories Inc.
12340 Santa Fe Trail Drive
Lenexa, KS 66215
Facsimile: (913) 681-8099

with a copy to:

Mike W. Lochmann
Stinson Morrison Hecker LLP
2600 Grand Boulevard
Kansas City, Missouri 64108-4606
Facsimile: (816) 474-4208

or to such other address as any party may provide to the other in writing.

Section 7.2.                                   Entire Agreement and Amendment.  This Agreement and the Exhibits attached hereto supersede all prior negotiations between the parties hereto and contains the entire understanding between them with respect to the transactions contemplated hereunder.  This Agreement may be modified only by a writing signed by the party against whom enforcement of the change is sought.

Section 7.3.                                   Legal Fees.  If any action or proceeding is brought for the enforcement or interpretation of this Agreement or because of an alleged dispute, breach, default or misrepresentation in connection with this Agreement, the successful or prevailing party in a court of law shall be entitled to recover from the losing party reasonable attorneys’ fees and all other costs and expenses incurred in such action or proceeding, in addition to any other relief to which it may be entitled.

Section 7.4.                                   Commissions.  Buyer, on the one hand, and Sellers, on the other hand, hereby represent to the other that no brokerage fees or commissions are due in connection with the transaction contemplated herein as a result of their respective actions or commitments, and each party agrees to indemnify and hold the other harmless from and against any claim, expense, or cost (including reasonable attorneys’ fees) resulting from any claim for such fee or commission arising as a result of such party’s actions or commitments.

Section 7.5.                                   Successors and Assigns and Counterparts.  This Agreement shall not be assigned by any party without the prior written consent of each of the other parties.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their successors and assigns and may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

Section 7.6.                                   Governing Law.  This Agreement shall be governed, construed and interpreted under and pursuant to the laws of the State of Kansas applicable to agreements made and to be performed entirely within such State.

Section 7.7.                                   Schedules and Exhibits.  All of the Exhibits and Schedules attached hereto are incorporated herein and made a part of this Agreement by reference thereto.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

SPARHAWK LABORATORIES, INC.

By:	/s/ E. Bert Hughes
	Name:	E. Bert Hughes
	Title:	President

POLYDEX PHARMACEUTICALS LIMITED

By:	/s/ George G. Usher
	Name:	George G. Usher
	Title:	President and Chief Executive Officer

CHEMDEX, INC.

By:	/s/ George G. Usher
	Name:	George G. Usher
	Title:	President

VETERINARY LABORATORIES, INC.

By:	/s/ George G. Usher
	Name:	George G. Usher
	Title:	President